EXHIBIT 8



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              [Letterhead of Luse Gorman Pomerenk & Schick, P.C.]



(202) 274-2000

September 25, 2009

Boards of Directors
First Sentry Bancshares, Inc.
First Sentry Bank
823 Eighth Street
Huntington, West Virginia 25701

Board of Directors
Guaranty Financial Services, Inc.
517 Ninth Street
Huntington, WV 25701

         Re:   Federal Tax Consequences of the Merger of Guaranty Financial
               ------------------------------------------------------------
               Services, Inc. with and into First Sentry Bancshares, Inc.
               ----------------------------------------------------------

To the Members of the Boards of Directors:

     You have requested an opinion as to the Federal income tax consequences of the following proposed transactions, pursuant to the Agreement and Plan of Merger by and between First Sentry Bancshares, Inc., a West Virginia corporation ("First Sentry Bancshares"), and Guaranty Financial Services, Inc., a West Virginia corporation ("Guaranty Financial") (the Agreement and Plan of Merger shall be referred to as the "Merger Agreement"): Guaranty Financial will merge with and into First Sentry Bancshares with First Sentry Bancshares as the surviving corporation (the "Merger"), and the separate existence of Guaranty Financial will cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Guaranty Financial will be vested in and assumed by First Sentry Bancshares. As of the effective time of the Merger (the "Effective Time"), the following shall occur:

     (a) All shares of Guaranty Financial common stock (other than shares held in a fiduciary capacity or in connection with debts previously contracted) that are (i) owned by Guaranty Financial as treasury stock, or (ii) owned directly or indirectly by First Sentry Bancshares immediately prior to the Effective Time shall, at the Effective Time, be canceled and no Merger consideration shall be delivered in consideration therefore.

     (b) Each share of Guaranty Financial common stock outstanding immediately prior to the Effective Time (except for shares of Guaranty Financial

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Board of Directors
First Sentry Bancshares, Inc.
First Sentry Bank
Guaranty Financial Services, Inc.
September 25, 2009
Page 2

          common stock canceled pursuant to (a) above) shall be converted thereof into the right to receive from First Sentry Bancshares one share of First Sentry Bancshares common stock.

     Immediately after the Merger, Guaranty Bank & Trust Company, a West Virginia chartered bank and a wholly-owned subsidiary of Guaranty Financial, will merge with and into First Sentry Bank, a West Virginia chartered bank and a wholly-owned subsidiary First Sentry Bancshares, with First Sentry Bank as the resulting institution (the "Bank Merger"). This letter does not address the state and local tax consequences of the transactions contemplated by the Merger Agreement. The terms used but not defined herein, whether capitalized or not, shall have the same meaning as in the Merger Agreement.

     For purposes of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below. In our examination, we have assumed the genuineness of all signatures where due execution and delivery are requirements to the effectiveness thereof, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied, with the consents of First Sentry Bancshares and First Sentry Bank and the consents of Guaranty Financial and Guaranty Bank & Trust Company upon certain written representations of each of the parties hereto (which representations we have neither investigated nor verified).

     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant. We have also assumed that the transactions contemplated by the Merger Agreement will be consummated strictly in accordance with the Merger Agreement.

     Based solely upon and subject to the foregoing, it is our opinion that, under presently applicable law, the following will be the material Federal income tax consequences of the transaction.

                                     OPINION

     Based solely upon the above-referenced representations and information and assuming the transactions occur in accordance with the Merger Agreement, the Merger, and Bank Merger (and taking into consideration the limitations at the end of this opinion), it is our opinion that under current Federal income tax law:

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Board of Directors
First Sentry Bancshares, Inc.
First Sentry Bank
Guaranty Financial Services, Inc.
September 25, 2009
Page 3


     1. The Merger will be a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and Guaranty Financial and First Sentry Bancshares will each be "party to a reorganization" within the meaning of Section 368(b) of the Code.

     2. The Bank Merger will not adversely affect the qualification of the Merger as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

     3. Guaranty Financial stockholders who exchange Guaranty Financial common stock in the Merger solely for First Sentry Bancshares common stock will not recognize any gain or loss for Federal income tax purposes as a result of such exchange. (Section 354(a) of the Code).

     4. Guaranty Financial stockholders, if any, who receive cash in lieu of fractional shares of First Sentry Bancshares in the Merger will be treated as though such fractional share interests were distributed as part of the Merger and then redeemed. The treatment of cash received by such stockholders will be determined under Code Section 302. (Rev. Rul. 66-365, 1966-2 C.B. 116).

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     No assurances are or can be given that the Internal Revenue Service or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should. While this opinion represents our considered judgment as to the proper Federal income tax treatment to the parties concerned based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Internal Revenue Service or the courts. In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views.

                                       Sincerely,


                                       /s/ Luse Gorman Pomerenk & Schick
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                                       LUSE GORMAN POMERENK & SCHICK,
                                       A Professional Corporation